Interim Condensed Consolidated Financial Statements of
ABSOLUTE SOFTWARE CORPORATION
As at and for the three and nine months ended March 31, 2022
(Unaudited)

ABSOLUTE SOFTWARE CORPORATION Interim Condensed Consolidated Statements of Financial Position (Unaudited) (Expressed in thousands of United States dollars, except number of shares)

	March 31, 2022	June 30, 2021
Assets
Current assets:
Cash and cash equivalents (note 13)	$68,715	$140,166
Short-term investments	360	360
Trade and other receivables (note 4)	39,169	24,113
Income tax receivable	1,857	628
Prepaid expenses and other	8,680	5,802
Contract acquisition assets – current (note 5)	9,193	8,253
	127,974	179,322
Property and equipment	5,035	4,629
Right-of-use assets (note 6)	9,875	9,967
Deferred income tax assets (note 12)	35,847	31,339
Contract acquisition assets (note 5)	6,063	6,271
Intangible assets (note 3)	121,978	—
Goodwill (note 3)	236,006	1,100
Other assets	650	—
	$543,428	$232,628

Liabilities
Current liabilities:
Trade and other payables (note 7)	$39,007	$34,116
Income tax payable	311	20
Lease liabilities – current (note 8)	4,044	2,908
Long-term debt – current (note 9)	1,646	—
Deferred revenue – current (note 11(b))	122,582	93,303
	167,590	130,347
Lease liabilities (note 8)	7,921	8,960
Long-term debt (note 9)	264,630	—
Deferred revenue (note 11(b))	71,744	66,879
Deferred income tax liability (note 12)	23,488	—
	535,373	206,186
Shareholders’ Equity
Share capital (note 10)	160,658	151,521
Equity reserve	47,907	46,489
Treasury shares	(264)	(264)
Accumulated other comprehensive income (loss)	(78)	188
Deficit	(200,168)	(171,492)
	8,055	26,442
	$543,428	$232,628

Subsequent events (note 17)
See accompanying notes to the Interim Condensed Consolidated Financial Statements.

Approved on behalf of the Board on May 10, 2022:

(signed) “Daniel P. Ryan”	(signed) “Lynn Atchison”
Daniel P. Ryan, Director	Lynn Atchison, Director

ABSOLUTE SOFTWARE CORPORATION
Interim Condensed Consolidated Statements of Operations and Comprehensive (Loss) Income
(Unaudited)
(Expressed in thousands of United States dollars, except number of shares and per share amounts)

	Three months ended March 31,		Nine months ended March 31,
	2022	2021	2022	2021
Revenue (note 11)	$51,985	$30,654	$144,784	$89,006
Cost of revenue	9,098	4,271	27,026	11,389
Gross margin	42,887	26,383	117,758	77,617

Operating expenses
Sales and marketing	19,277	11,858	59,838	33,772
Research and development	12,434	5,673	33,949	17,330
General and administration	12,848	5,627	33,124	16,014
	44,559	23,158	126,911	67,116

Operating (loss) income	(1,672)	3,225	(9,153)	10,501

Other (expense) income
Interest income	2	9	3	48
Interest expense	(5,085)	(180)	(15,443)	(475)
Foreign exchange loss	(326)	(102)	(478)	(587)
	(5,409)	(273)	(15,918)	(1,014)

Net (loss) income before income taxes	(7,081)	2,952	(25,071)	9,487

Income tax recovery (expense)	624	(719)	5,923	(2,749)
Net (loss) income	$(6,457)	$2,233	$(19,148)	$6,738

Items that may be reclassified subsequently to profit or loss
Unrealized gain (loss) on derivatives, net of tax	108	(129)	(203)	461
Foreign currency translation	(45)	—	(63)	—
Total comprehensive (loss) income	$(6,394)	$2,104	$(19,414)	$7,199

Basic net (loss) income per common share (note 10(i))	$(0.13)	$0.05	$(0.38)	$0.15
Diluted net (loss) income per common share (note 10(i))	$(0.13)	$0.04	$(0.38)	$0.14

Weighted average number of common shares outstanding
Basic	50,727,764	49,334,291	50,153,476	46,962,167
Diluted	50,727,764	52,357,542	50,153,476	49,944,614
See accompanying notes to the Interim Condensed Consolidated Financial Statements.

ABSOLUTE SOFTWARE CORPORATION Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity (Unaudited) (Expressed in thousands of United States dollars, except number of shares)

	Share Capital
	Number of Common shares	Amount	Equity reserve	Treasury shares	Accumulated Other Comprehensive Income (Loss)	Deficit	Total
Balance, June 30, 2020	42,535,495	$81,890	$38,524	$(264)	$—	$(163,212)	$(43,062)
Shares issued for cash	6,272,727	69,000	—	—	—	—	69,000
Share issuance cost	—	(4,129)	—	—	—	—	(4,129)
Shares issued on stock option exercise	104,794	791	(147)	—	—	—	644
Shares issued under Employee Stock Ownership Plan ("ESOP")	68,089	512	—	—	—	—	512
Shares issued under Performance and Restricted Share Unit plan ("PRSU")	517,300	3,153	(4,392)	—	—	—	(1,239)
Share-based compensation	—	—	6,345	—	—	—	6,345
Cash dividends	—	—	—	—	—	(8,733)	(8,733)
Unrealized gain on derivatives, net of tax	—	—	—	—	461	—	461
Net income	—	—	—	—	—	6,738	6,738
Balance, March 31, 2021	49,498,405	$151,217	$40,330	$(264)	$461	$(165,207)	$26,537
Share issuance cost	—	(99)	—	—	—	—	(99)
Shares issued on stock option exercise	2,050	14	(2)	—	—	—	12
Shares issued under PRSU	73,374	389	(389)	—	—	—	—
Share-based compensation	—	—	2,194	—	—	—	2,194
Cash dividends	—	—	—	—	—	(3,279)	(3,279)
Unrealized loss on derivatives, net of tax	—	—	—	—	(273)	—	(273)
Tax deduction on share based compensation	—	—	4,356	—	—	—	4,356
Net loss	—	—	—	—	—	(3,006)	(3,006)
Balance, June 30, 2021	49,573,829	$151,521	$46,489	$(264)	$188	$(171,492)	$26,442
Shares issued on stock option exercise	273,398	1,572	(194)	—	—	—	1,378
Shares issued under ESOP	94,697	853	—	—	—	—	853
Shares issued under PRSU	1,096,408	6,785	(9,783)	—	—	—	(2,998)
Share-based compensation	—	—	13,836	—	—	—	13,836
Cash dividends	—	—	—	—	—	(9,528)	(9,528)
Unrealized loss on derivatives, net of tax	—	—	—	—	(203)	—	(203)
Tax deduction on share issuance costs	—	(73)	—	—	—	—	(73)
Tax deduction on share based compensation	—	—	(2,441)	—	—	—	(2,441)
Foreign currency translation	—	—	—	—	(63)	—	(63)
Net loss	—	—	—	—	—	(19,148)	(19,148)
Balance, March 31, 2022	51,038,332	$160,658	$47,907	$(264)	$(78)	$(200,168)	$8,055

See accompanying notes to the Interim Condensed Consolidated Financial Statements.

ABSOLUTE SOFTWARE CORPORATION Interim Condensed Consolidated Statements of Cash Flows (Unaudited) (Expressed in thousands of United States dollars)

	Three months ended March 31,		Nine months ended March 31,
	2022	2021	2022	2021
Cash from (used in):
Operating activities:
Net (loss) income	$(6,457)	$2,233	$(19,148)	$6,738
Items not involving cash:
Depreciation of property and equipment	847	802	2,575	2,480
Amortization of right-of-use assets (note 6)	825	662	2,764	1,759
Amortization of acquired intangible assets (note 3)	4,441	—	13,623	—
Amortization of contract acquisition assets (note 5)	3,641	2,896	11,155	8,068
Share-based compensation (note 10(f))	4,553	2,806	12,579	7,953
Deferred income taxes	(1,275)	(58)	(8,503)	(137)
Interest expense	4,999	155	15,197	399
Unrealized foreign exchange (gain) loss	163	83	65	564
Changes in non-cash operating working capital:
Trade and other receivables	1,673	(3,134)	(3,548)	3,568
Income tax receivable	22	(258)	(341)	(691)
Prepaid expenses and other	(1,976)	1,322	(3,155)	(1,413)
Contract acquisition assets	(3,304)	(2,715)	(11,887)	(9,141)
Trade and other payables	2,311	(118)	925	1,521
Income tax payable	109	(3)	180	(362)
Deferred revenue	6,474	2,603	18,657	14,088
Cash from operating activities	17,046	7,276	31,138	35,394

Investing activities:
Purchase of property and equipment	(247)	(1,780)	(869)	(2,874)
Lease incentive received	—	68	—	68
Proceeds from maturities of short-term investments	—	—	—	17,027
Acquisition of NetMotion (note 3)	(309)	—	(342,008)	—
Cash (used in) from investing activities	(556)	(1,712)	(342,877)	14,221

Financing activities:
Proceeds from public offering	—	—	—	69,000
Share issue costs	—	(378)	—	(5,498)
Dividends paid (note 10(h))	(3,153)	(3,141)	(9,528)	(8,733)
Proceeds from exercise of stock options and ESOP (note 10)	415	685	1,793	1,386
Tax remittances on share based compensation	—	(1,239)	(354)	(1,239)
Payment of lease liabilities (note 8)	(864)	(793)	(2,874)	(2,001)
Proceeds from long-term debt, net of transaction costs (note 9)	—	—	267,543	—
Principal repayment of long-term debt (note 9)	(688)	—	(2,063)	—
Interest payment on long-term debt (note 9)	(4,617)	—	(14,042)	—
Cash (used in) from financing activities	(8,907)	(4,866)	240,475	52,915

Foreign exchange effect on cash	(104)	48	(187)	113
Increase (decrease) in cash and cash equivalents	7,479	746	(71,451)	102,643
Cash and cash equivalents, beginning of period	61,236	131,624	140,166	29,727
Cash and cash equivalents, end of period	$68,715	$132,370	$68,715	$132,370

Supplemental cash flow information (note 13)

See accompanying notes to the Interim Condensed Consolidated Financial Statements.

ABSOLUTE SOFTWARE CORPORATION
Notes to the Interim Condensed Consolidated Financial Statements
(Unaudited)
(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

1.    NATURE OF OPERATIONS
Absolute Software Corporation (the “Company”) was incorporated under the predecessor statute of the British Columbia Business Corporation Act on November 24, 1993. The Company’s principal business activity is the development, marketing, and provision of software services that support the management and security of computing devices, applications, data, and networks for a variety of organizations in various global territories.
On July 1, 2021, the Company completed its acquisition of NetMotion Software, Inc. (“NetMotion”).
2.    SIGNIFICANT ACCOUNTING POLICIES
(a)Basis of presentation
These unaudited interim condensed consolidated financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). In addition to accounting policies described in notes 2(b) to 2(f) associated with the acquisition of NetMotion, these unaudited interim condensed consolidated financial statements are prepared on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended June 30, 2021.
These unaudited interim condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries; however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with the annual consolidated financial statements as at and for the year ended June 30, 2021. Interim results are not necessarily indicative of the results expected for the fiscal year.
(b)Foreign currency translation
The consolidated financial statements are presented in United States dollars (“U.S. dollars”), which is the functional currency of the Company. The functional currency of the Company’s subsidiaries are U.S. dollars except for the following subsidiaries which have functional currency in the local currency:

Subsidiary	Functional currency
NetMotion Wireless UK Software, Inc.	Pound sterling
NetMotion Wireless GmbH	Euro
NetMotion Software Canada, Inc.(1)	Canadian dollar
(1) NetMotion Software Canada, Inc. was dissolved on February 24, 2022. Upon dissolution, the entity’s assets and liabilities were distributed to Absolute Software Corporation.
Adjustments resulting from the translation of foreign functional currency financial statements into U.S. dollars are reflected in accumulated other comprehensive income (loss).

(c)Revenue recognition

Software licenses
Software licenses are sold either as on-premises perpetual or term-based subscription license agreements. Perpetual and term-based subscription license arrangements provide customers with the same functionality of software and differ mainly in the duration over which the customer benefits from the software. Software licenses are delivered electronically. Electronic delivery occurs when the Company provides the customer with access to the software and a license key. Software license revenue is recognized at a point in time when electronic delivery of the software is made available to the customer.

ABSOLUTE SOFTWARE CORPORATION
Notes to the Interim Condensed Consolidated Financial Statements
(Unaudited)
(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)
Substantially all of the Company’s software licenses are sold in arrangements that include multiple performance obligations that include maintenance, and may include training services, which are determined to be distinct performance obligations. The transaction price of a contract is determined based upon the amount the Company expects to be entitled to in exchange for transferring the promised goods and services to the customer. The Company allocates the transaction price of the contract to each distinct performance obligation of a contract based on the standalone selling price (“SSP”) of each distinct performance obligation.
Judgment is required to determine the SSP for each distinct performance obligation. For maintenance and professional services sold with perpetual software licenses, SSPs are generally observable using standalone sales and/or renewals. For perpetual software licenses, the Company applies the residual method in determining revenue to be allocated to the software license, as perpetual software licenses are never sold separately on a standalone basis and the selling price is highly variable. The SSP of software licenses are estimated using the residual approach calculated by subtracting the sum of the SSPs of all other goods and services promised under the contract from the total transaction price. Term-based subscription licenses generally do not have directly observable inputs for determining SSP as the software license and maintenance are sold together in such arrangements. Therefore, the Company estimates SSP by using other observable inputs when available, such as historical customer information.
Maintenance
The Company’s contracts with customers for software licenses include maintenance service agreements. Maintenance service agreements consist of fees for providing unspecified software updates and technical support on a when-and-if available basis for software products over the contract term. Software updates and technical support each have the same pattern of transfer to the customer, and are considered a single distinct performance obligation. Maintenance service revenues are recognized ratably as the maintenance services are provided over the term of the contract.
(d)Financial instruments
Long-term debt is initially recognized at fair value, less transaction costs. Subsequent to initial measurement, long-term debt is measured at amortized cost using the effective interest method.

(e)Intangible assets
Acquired intangible assets are recorded at fair value on the date of acquisition and amortized on a straight-line basis over their estimated useful lives. Intangible assets are reviewed for impairment when events or changes in circumstances indicate the asset’s carrying value may not be recoverable.
(f)Business combination
Business combinations are accounted for under the acquisition method. Identifiable assets acquired and liabilities assumed are measured at fair value at the date of acquisition. Excess of the purchase price over the fair value of net assets acquired is recognized as goodwill. Acquisition related costs are expensed as incurred.

ABSOLUTE SOFTWARE CORPORATION
Notes to the Interim Condensed Consolidated Financial Statements
(Unaudited)
(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)
(g)Significant accounting judgments
The critical judgments that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations (Note 2(h)), that has the most significant effect on the amounts recognized in the Company’s consolidated financial statements, are related to:
i)the determination of the functional currency for the Company and its subsidiaries;
ii)the determination of the ranges of the Standalone Selling Prices of its subscription and support revenues; and
iii)the determination of the Standalone Selling Price of its professional services revenues.
(h)Key sources of estimation uncertainty
The preparation of these interim condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain.
The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.
Significant assumptions about the future and other sources of estimation uncertainty that management has made at the date of the statement of financial position, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, include, but are not limited to, the following:
•the assessment of the Company’s incremental borrowing rate related to the recognition of lease liabilities;
•the assessment of renewal and termination options related to the recognition of right-of-use assets and lease liabilities;
•the inputs used in accounting for share-based compensation in the statement of operations and comprehensive income;
•the recognition and recoverability of the Company’s deferred tax assets; and
•the fair values of assets acquired and liabilities assumed from business combination.
(i)Adoption of Accounting Standards

Recently adopted accounting pronouncements

Interest Rate Benchmark Reform – Phase 2 Amendments
In August 2020, the IASB issued Interest Rate Benchmark Reform – Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4, and IFRS 16. The amendments complement the Phase 1 amendments published in September 2019 and focus on the effect on financial statements when an existing interest rate benchmark is replaced with an alternative benchmark rate. These amendments are effective for annual reporting periods beginning on or after January 1, 2021, with earlier application permitted. For the three and nine months ended March 31, 2022, these amendments did not have any impact on the Company’s financial statements.

ABSOLUTE SOFTWARE CORPORATION
Notes to the Interim Condensed Consolidated Financial Statements
(Unaudited)
(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)
Recent accounting pronouncements

Amendments to IAS 1: Classification of Liabilities as Current or Non-current
On January 23, 2020, the IASB issued amendments to IAS 1 Presentation of Financial Statements. The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.
Other pronouncements issued but not yet effective
Certain other pronouncements have been issued by the IASB that are issued but not yet effective. There are currently no such pronouncements that are expected to have a significant impact on the Company's consolidated financial statements upon adoption.

(j)Immaterial correction of prior period amounts
Share-based compensation expense was previously presented as a separate line item in the Company’s Consolidated Statement of Operations and Comprehensive Income. For the three and nine months ended March 31, 2022, the Company includes share-based compensation expense under the respective caption in its financial statements where compensation paid to the employees is recorded. Amounts in the comparative period were corrected to conform to the current period presentation of expenses by function as follows:

	Three months ended March 31, 2021	Reclassification	Three months ended March 31, 2021, adjusted
Cost of revenue	$3,892	$379	$4,271
Sales and marketing	11,040	818	11,858
Research and development	5,269	404	5,673
General and administration	4,422	1,205	5,627
Share-based compensation	2,806	(2,806)	—

	Nine months ended March 31, 2021	Reclassification	Nine months ended March 31, 2021, adjusted
Cost of revenue	$10,362	$1,027	$11,389
Sales and marketing	31,314	2,458	33,772
Research and development	16,155	1,175	17,330
General and administration	12,721	3,293	16,014
Share-based compensation	7,953	(7,953)	—

ABSOLUTE SOFTWARE CORPORATION
Notes to the Interim Condensed Consolidated Financial Statements
(Unaudited)
(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k)Comparative information
Certain comparative figures have been reclassified to conform with current period financial statement presentation.

3.    ACQUISITION OF NETMOTION

On July 1, 2021, the Company completed the acquisition of 100% of NetMotion Software, Inc., (“NetMotion”) a leading provider of connectivity and security solutions, pursuant to an Agreement and Plan of Merger dated May 11, 2021, for initial cash consideration of $341,699,000. On February 18, 2022, the Company and the sellers finalized income tax and working capital adjustments, resulting in final cash consideration of $342,008,000. The additional consideration of $309,000 is reflected as an increase in income tax receivable of $705,000, and decrease in goodwill of $396,000.

The acquisition was financed through a $275,000,000 term loan from Benefit Street Partners LLC (note 9). Management has concluded that NetMotion constitutes a business and, therefore, the acquisition is accounted for in accordance with IFRS 3 - Business Combinations.
The preliminary fair values of assets acquired and liabilities assumed at the acquisition date are as follows:

Trade and other receivables(1)	$11,509
Income tax receivable	888
Prepaid expenses and other	1,291
Property and equipment	1,958
Right-of-use assets	2,484
Goodwill	234,906
Intangible assets	135,600
Other non-current assets	651
Total assets	$389,287

Trade and other payables	$(4,159)
Income tax payable	(112)
Deferred revenue – current	(12,446)
Lease liability – current	(744)
Deferred revenue – non-current	(3,041)
Lease liability – non-current	(1,740)
Deferred tax liability	(25,037)
Total liabilities	$(47,279)

Total net assets acquired	$342,008
(1)The gross contractual trade receivables acquired is $11,566,000, of which the amount not expected to be collected is $57,000.

ABSOLUTE SOFTWARE CORPORATION
Notes to the Interim Condensed Consolidated Financial Statements
(Unaudited)
(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

3.    ACQUISITION OF NETMOTION (Continued)

The preliminary fair values and estimated useful lives of the acquired identifiable intangible assets are as follows:

	Fair value	Useful life
Developed technology	$63,500	6 years
Customer contracts and relationships	71,800	10 years
Trade name	300	6 months
	$135,600
As part of the acquisition, the Company recorded $234,906,000 of goodwill resulting from expected synergies and contributions to the Company’s strategic position. The acquired goodwill is not deductible for tax purposes. The preliminary fair values of net assets acquired are based on information available as of the reporting date and management’s best estimates and assumptions, and may change during the measurement period as additional information is obtained. The areas that are not yet finalized include, but are not limited to, the measurement of intangible assets, current and non-current deferred revenue, and deferred tax liability.
The financial results of NetMotion have been included in the Company’s consolidated statements from July 1, 2021, and include revenue of $16,674,000 and $43,388,000 for the three and nine months ended March 31, 2022, respectively, and net income of $4,561,000 and $7,913,000, for the three and nine months ended March 31, 2022, respectively.
The Company incurred acquisition costs of $nil and $544,000 for the three and nine months ended March 31, 2022, respectively, which are included within general and administrative expense.
During the nine months ended March 31, 2022, the Company recognized amortization expense of $7,937,500 relating to developed technology, $5,385,000 relating to customer contracts and relationships, and $300,000 relating to trade name.

4.    TRADE AND OTHER RECEIVABLES
The Company’s trade and other receivables are comprised of the following:

	March 31, 2022	June 30, 2021
Trade receivables	$37,982	$23,441
Derivative asset	—	257
Other receivables	1,495	730
Allowance for doubtful accounts	(308)	(315)
	$39,169	$24,113
As at March 31, 2022, 6% of the Company’s accounts receivable balance is over 90 days past due (June 30, 2021 – 5%). As at March 31, 2022, 30%, 21%, and 19% (June 30, 2020 – 37%, 26%, and 20%) of the receivable balances are owing from three PC OEM and other reseller partners.

ABSOLUTE SOFTWARE CORPORATION
Notes to the Interim Condensed Consolidated Financial Statements
(Unaudited)
(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

5.    CONTRACT ACQUISITION ASSETS
The following table provides a reconciliation of contract acquisition assets for the nine months ended March 31, 2022:

Balance – June 30, 2021	$14,524
Contract acquisition costs incurred	11,887
Amortization	(11,155)
Balance – March 31, 2022	15,256
Less: current portion	(9,193)
$6,063

6.    RIGHT OF USE ASSETS
The Company enters into leases for office space and data centers in Canada, the United States, Vietnam and the United Kingdom. These leases have remaining lease terms of 3 months to 4 years.
The following table provides a reconciliation of right-of-use assets for the nine months ended March 31, 2022:

Balance – June 30, 2021	$9,967
Additions	822
Acquired (note 3)	2,484
Adjustments	(634)
Amortization	(2,764)
Balance – March 31, 2022	$9,875

7.    TRADE AND OTHER PAYABLES
The Company’s trade and other payables are comprised of the following:

	March 31, 2022	June 30, 2021
Payroll and employee benefits	$12,847	$9,601
Trade payables	2,362	2,458
Deferred share units	3,432	4,688
Customer deposits	11,902	3,701
Accrued liabilities	8,107	13,417
Accrued warranty	11	15
Sales taxes payable	325	236
Derivative liability	21	—
	$39,007	$34,116

ABSOLUTE SOFTWARE CORPORATION
Notes to the Interim Condensed Consolidated Financial Statements
(Unaudited)
(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

8.    LEASE LIABILITIES
The following table provides a reconciliation of lease liabilities for the nine months ended March 31, 2022:

Balance – June 30, 2021	$11,868
Additions	822
Acquired (note 3)	2,484
Adjustments	(634)
Lease payments	(2,874)
Interest	360
Unrealized foreign exchange loss	(61)
Balance – March 31, 2022	11,965
Less: current portion	(4,044)
$7,921
The Company’s maturities of lease liabilities, for the years ended June 30, are as follows as at March 31, 2022:

2022	$1,172
2024	4,350
2025	4,067
2026	2,346
2027	739
$12,674

9.    LONG-TERM DEBT

	March 31, 2022	June 30, 2021
$275 million Term Loan Facility	$272,938	$—
Less: Unamortized debt discount and transaction costs	(6,662)	—
Long-term debt	266,276	—
Less: current portion	(1,646)	—
	$264,630	$—
On July 1, 2021, the Company entered into a Credit Agreement with Benefit Street Partners LLC (the “Credit Agreement”) and its affiliates pursuant to which the Company obtained a $275 million secured term loan, maturing on July 1, 2027 (the “Term Loan Facility”). The initial $275 million borrowing under the Term Loan Facility was subject to certain deductions agreed to with the lenders in respect of fees, issue discounts and other costs and expenses associated with entry thereto.

ABSOLUTE SOFTWARE CORPORATION
Notes to the Interim Condensed Consolidated Financial Statements
(Unaudited)
(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

9.    LONG-TERM DEBT (Continued)
The initial borrowing under the Term Loan Facility bears interest at LIBOR multiplied by the statutory reserve rate established by the Federal Reserve System of the United States, subject to a floor of 0.75% (the “Adjusted Eurodollar Rate”), plus a variable margin rate which ranges from 5.5% to 6% of the outstanding principal amount of the applicable borrowings based on the Company’s net leverage ratio. Upon discontinuation of LIBOR, the Adjusted Eurodollar Rate will be determined based on an alternate benchmark rate.
The Company has the option to convert the loans bearing interest at the Adjusted Eurodollar Rate to loans bearing interest at a fluctuating base rate plus a variable margin rate which ranges from 4.5% to 5% of the outstanding principal amount of the applicable borrowings based on the Company’s net leverage ratio. Quarterly installment repayments to the lenders in the amount of 0.25% of the aggregate principal amount of the initial borrowing (subject to adjustment in accordance with the terms of the Credit Agreement) commenced on September 30, 2021, and amounts outstanding under the Term Loan Facility are also subject to certain other mandatory repayment requirements set out in the Credit Agreement.
The debt was initially measured at fair value of $269,500,000, less transaction costs of $1,957,000.
The Company made principal repayments of $687,500 and $2,062,500 for the three and nine months ended March 31, 2022, respectively.
As of March 31, 2022, minimum principal repayments for the years ended June 30, are as follows:

2022	$688
2023	2,750
2024	2,750
2025	2,750
2026	2,750
Thereafter	261,250
$272,938
The Term Loan Facility includes standard and customary finance terms and conditions with respect to, among others, fees, representations, warranties, and covenants, including certain reporting requirements, which, if not met, could result in an event of default. The Credit Agreement requires the Company to maintain a minimum total net leverage ratio which ranges from 8.00:1.00 (for the fiscal quarter ending September 30, 2021) to 3.75:1.00 (for the fiscal quarter ending June 30, 2024 and thereafter) and is tested quarterly.
The Term Loan Facility is subject to standard and customary negative covenants, including, among others, restrictions on indebtedness, certain acquisitions, and payments such as (but not limited to) dividends and distributions with respect to the Common Shares, and payments on account of the purchase, redemption, retirement or other acquisition of any of Absolute’s equity interests, subject to various exemptions, including but not limited to:
•the payment of an annual dividend to shareholders in an aggregate amount not to exceed $15,000,000 in any fiscal year, subject to pro forma compliance with the financial covenant and certain other events of default (if Absolute receives at least $25,000,000 net cash proceeds from the issuance of shares in any fiscal year, then the annual dividend is increased by an amount equal to CAD$0.32 per share of such additional issued Common Share);

ABSOLUTE SOFTWARE CORPORATION
Notes to the Interim Condensed Consolidated Financial Statements
(Unaudited)
(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

9.    LONG-TERM DEBT (Continued)

•certain permitted acquisitions, which are limited to, among other things, non-hostile acquisitions that do not exceed the cap on the aggregate consideration to be allocated to non-loan parties so long as Absolute is in pro forma compliance; and
•certain permitted indebtedness not exceeding specified percentages of EBITDA, which includes, among other things, capital lease obligations and indebtedness secured by purchase money liens, indebtedness in connection with a permitted acquisition and a general basket.
As at March 31, 2022, the Company was in compliance with the financial and operating covenants under the Term Loan Facility.

10.    SHARE CAPITAL AND EQUITY RESERVE
(a)    Authorized
100,000,000 common shares, no par value.
(b)    Issued and outstanding
During the nine months ended March 31, 2022, the Company issued 273,398 common shares on exercise of employee stock options (note 10(c)), 1,096,408 common shares pursuant to its Performance and Restricted Share Unit Plan (the “PRSU Plan”) (note 10(c)) and 94,697 common shares pursuant to its 2019 Employee Share Ownership Plan (the “ESOP”) (note 10(e)). Aggregate proceeds from the exercise of employee stock options was $1,378,000, and from the ESOP was $853,000.
During the nine months ended March 31, 2021, the Company issued 104,794 common shares on exercise of employee stock options (note 10(c)), 517,300 common shares pursuant to the PRSU Plan (note 10(c)) and 68,089 common shares pursuant to the ESOP (note 10(e)). Aggregate proceeds from the exercise of employee stock options was $644,000, and from the ESOP was $512,000.
(c)    Stock Options, PSUs, and RSUs
The Company’s share-based compensation plans include the 2000 Share Option Plan (the “Option Plan”), the PRSU Plan and the Omnibus Equity Incentive Plan (adopted on December 14, 2021, replacing the 2000 Share Option Plan and PRSU Plan).

2000 Share Option Plan
In 2001, the Board of Directors of the Company (the “Board of Directors”) adopted the 2000 Share Option Plan (“Option Plan”) (as amended in 2007, 2009, 2015 and 2018). From and after December 14, 2021, no new grants can be made under the Option Plan.
Terms and conditions of options granted under the Option Plan are determined solely by the Board of Directors. Under the Option Plan, the exercise price of each option equals the last closing market price of the Company’s common shares before the grant date. The term of option grants may not exceed 7 years from the date of grant of the option. Options are generally granted with a four year vesting period (25% vesting on each anniversary date).

ABSOLUTE SOFTWARE CORPORATION
Notes to the Interim Condensed Consolidated Financial Statements
(Unaudited)
(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

10.    SHARE CAPITAL AND EQUITY RESERVE (Continued)

PRSU Plan
In 2015, the Company’s shareholders approved the PRSU Plan (as amended in 2018), which provides for grants of Performance Share Units (“PSUs”) and Restricted Share Units (“RSUs”). From and after December 14, 2021, no new grants can be made under the PRSU Plan.
Terms and conditions of PSUs and RSUs granted are determined by the Board of Directors in accordance with the PRSU Plan terms.
Under the PRSU Plan, PSUs are issued to eligible persons and typically vest after a three-year period (100% cliff vesting on the third anniversary date). The number of PSUs that ultimately vest is based on an Adjustment Factor, as determined by the Board of Directors at the date of grant, and can range from 0% to 200% of the number of units initially granted. The expiry date of the PSU grants is typically December 31 of the year in which the tranche vests.
RSUs are issued to eligible persons and typically vest over a three year period (33.3% vesting on each grant anniversary date). The expiry date of the RSU grants is generally December 31 of the year in which the tranche vests.

Omnibus Equity Incentive Plan
On December 14, 2021, the Company’s shareholders approved the Omnibus Equity Incentive Plan, which provides for grants of stock options, RSUs, and PSUs to the Company’s officers, directors, employees and other specified service providers. The Omnibus Equity Incentive Plan became effective on December 14, 2021, upon which no new awards will be granted under the Company’s Option Plan and PRSU Plan. Awards granted under the Option Plan and PRSU Plan prior to December 14, 2021, will remain outstanding under such plans in accordance with their terms and conditions.
Terms and conditions of options, PSUs, and RSUs granted are determined by the Board of Directors in accordance with the Omnibus Equity Incentive Plan terms. RSUs issued under the Omnibus Equity Incentive Plan typically vest over a three year period (33.3% vesting on each grant anniversary date).
Under the Omnibus Equity Incentive Plan, the maximum number of common shares reserved for issuance is limited to 8.8% of the aggregate number of issued and outstanding common shares, less the common shares reserved for issuance under the PRSU Plan, the Option Plan, the ESOP (note 10(e)) and any other of the Company’s equity compensation arrangements. At March 31, 2022, the maximum number of common shares reserved for issuance under the Omnibus Equity Incentive Plan was 861,336.

ABSOLUTE SOFTWARE CORPORATION
Notes to the Interim Condensed Consolidated Financial Statements
(Unaudited)
(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

10.    SHARE CAPITAL AND EQUITY RESERVE (Continued)

Stock Options
The following table summarizes activity under the Option Plan for the nine months ended March 31, 2022 and 2021:

	Nine months ended March 31,
	2022		2021
	Number of options	Weighted average exercise price (CAD)	Number of options	Weighted average exercise price (CAD)
Outstanding, beginning of period	682,277	$7.84	791,171	$7.87
Exercised	(273,398)	6.41	(104,794)	8.07
Forfeited	(187)	7.11	(1,800)	7.46
Expired	—	$—	(250)	$9.16
Outstanding, end of period	408,692	$8.80	684,327	$7.84
At March 31, 2022, 278,692 stock options were vested and exercisable. For the nine months ended March 31, 2022, there was no stock option activity under the Omnibus Equity Incentive Plan.

Performance Share Units
The following table summarizes PSU activity under the PRSU Plan for the nine months ended March 31, 2022 and 2021:

	Nine months ended March 31,
	2022	2021
Outstanding, beginning of period	813,935	617,373
Granted	438,247	226,757
Redeemed	(505,658)	(17,570)
Forfeited	(246,244)	(15,400)
Added by performance factor	220,665	—
Outstanding, end of period	720,945	811,160
At March 31, 2022, 40,481 of the outstanding PSUs had vested. The weighted average grant date fair value of PSUs granted during the nine months ended March 31, 2022 was $11.35 (2021 – $12.14). PSUs outstanding as at March 31, 2022 have a weighted average term to expiry of 2.4 years (2021 – 4.2 years).
During the nine months ended March 31, 2022, the Adjustment Factor related to the PSUs granted was related to the achievement of Company-specific performance targets. The fair value of PSUs with market-based performance conditions are estimated on the grant date using a Monte Carlo simulation model, taking into account the fair value of the Company’s common shares on the date of grant, potential future dividends accruing to the PSU holder’s benefit, and encompassing a wide range of possible future Company performance conditions. The fair value of PSUs with non-market performance conditions is determined based on the fair value of the Company’s common shares on the date of grant and potential future dividends accruing to the PSU holder’s benefit.

ABSOLUTE SOFTWARE CORPORATION
Notes to the Interim Condensed Consolidated Financial Statements
(Unaudited)
(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

10.    SHARE CAPITAL AND EQUITY RESERVE (Continued)

For the nine months ended March 31, 2022, there was no PSU activity under the Omnibus Equity Incentive Plan.

Restricted Share Units
The following table summarizes RSU activity under the PRSU Plan and Omnibus Equity Incentive Plan for the nine months ended March 31, 2022 and 2021:

	Nine months ended March 31,
	2022	2021
Outstanding, beginning of period	1,738,889	1,811,963
Granted	2,304,679	693,394
Redeemed / released	(930,763)	(585,413)
Forfeited / expired	(612,405)	(95,901)
Outstanding, end of period	2,500,400	1,824,043
At March 31, 2022, 62,288 of the outstanding RSUs had vested. The weighted average grant date fair value of RSUs granted during the nine months ended March 31, 2022 was $11.13 (2021 – $11.87). RSUs outstanding as at March 31, 2022 have a weighted average term to expiry of 1.7 years (2021 – 2.2 years).
The fair value of the RSUs granted was estimated on the grant date using the fair value of the Company’s common shares on the date of grant and potential future dividends accruing to the RSU holder’s benefit.
(d)    Deferred Share Unit Plan
The Company’s share-based compensation plans also include a Deferred Share Unit (“DSU”) Plan. The DSU Plan is a cash-settled share based compensation plan.
The DSU Plan was adopted in 2016. Terms and conditions of DSUs granted are determined by the Board of Directors. Under the DSU Plan, DSUs are issued to eligible persons and generally vest over a one year period (25% per three months). DSUs are not eligible for redemption until the unitholder ceases to be an eligible person. The term of the DSU grants is coterminous with the date the unitholder ceases to be an eligible person.
The following table summarizes activity under the DSU Plan for the nine months ended March 31, 2022 and 2021:

	Nine months ended March 31,
	2022	2021
Outstanding, beginning of period	324,010	377,612
Granted	130,227	5,245
Forfeited	—	(60,365)
Outstanding, end of period	454,237	322,492
The weighted average grant date fair value of DSUs granted during the nine months ended March 31, 2022 was $10.20 (2021 – $13.87). At March 31, 2022 fair value of liabilities arising from the DSU Plan was $3,432,000 (June 30, 2021 – $4,688,000). The amount is included within trade and other payables.

ABSOLUTE SOFTWARE CORPORATION
Notes to the Interim Condensed Consolidated Financial Statements
(Unaudited)
(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

10.    SHARE CAPITAL AND EQUITY RESERVE (Continued)

(e)    Employee Share Ownership Plan and Employee Share Purchase Plan

Employee Share Ownership Plan
In December 2019, the Company’s shareholders approved the Employee Share Ownership Plan (the “ESOP”), which became effective on January 1, 2020. The terms of the ESOP allow employees to purchase up to 350,000 common shares from treasury at a 15% discount from the market price. Each employee can allocate an annual maximum of CAD $15,000 per year to the purchase of common shares through two, six month offering periods per year. During the nine months ended March 31, 2022, 94,697 common shares (2021 – 68,089 common shares) were issued under the ESOP at a weighted average price of $9.04 (2021 – $7.52) per share.
On December 14, 2021, the Company’s shareholders approved the 2021 Employee Share Ownership Plan (the “2021 ESOP”), which became effective on January 1, 2022. During the nine months ended March 31, 2022, no common shares were issued under the 2021 ESOP. At March 31, 2022, no common shares were available for grant under the 2021 ESOP.
Employee Share Purchase Plan
On February 1, 2022, the Board of Directors approved the Employee Share Purchase Plan (the “ESPP”). The terms of the ESPP allow employees to contribute up to an annual maximum of $15,000, to purchase the common shares of the Company, at the end of a specified offering period. The Company matches approximately 33% of the employee’s contribution, up to an annual maximum of $5,000. At the end of each offering period, the aggregate employee and Company contributions are used to purchase common shares on the open market. During the nine months ended March 31, 2022, no common shares were purchased under the ESPP.

(f)    Share-based compensation expense
The Company’s share-based compensation expense for the three and nine months ended March 31, 2022 and 2021 was comprised as follows:

	Three months ended March 31,		Nine months ended March 31,
	2022	2021	2022	2021
Stock Option	$15	$27	$54	$90
PSU	1,288	474	3,034	1,292
RSU	3,398	1,620	10,522	4,873
DSU	(179)	654	(1,257)	1,608
ESOP and ESPP	31	31	226	90
	$4,553	$2,806	$12,579	$7,953

ABSOLUTE SOFTWARE CORPORATION
Notes to the Interim Condensed Consolidated Financial Statements
(Unaudited)
(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

10.    SHARE CAPITAL AND EQUITY RESERVE (Continued)
The Company’s share-based compensation expense was attributable to the following areas for the three and nine months ended March 31, 2022 and 2021:

	Three months ended March 31,		Nine months ended March 31,
	2022	2021	2022	2021
Cost of revenue	$219	$379	$1,475	$1,027
Sales and marketing	921	818	3,242	2,458
Research and development	1,404	404	3,367	1,175
General and administration	2,009	1,205	4,495	3,293
	$4,553	$2,806	$12,579	$7,953

(g)    Treasury shares
At March 31, 2022, the Company held 60,942 treasury shares, acquired in 2017 pursuant to the Company’s normal course issuer bid, with a cost of $264,000 (June 30, 2021 – $264,000).

(h)    Dividends
During the nine months ended March 31, 2022, the Company declared three quarterly dividends of CAD$0.08 per share on its common shares, amounting to $9,528,000. The dividends were paid in cash on August 27, 2021, November 29, 2021 and February 25, 2022 to shareholders of record at the close of business on August 11, 2021, November 17, 2021, and February 11, 2022 respectively.
(i)    Net (loss) income per share
Basic and diluted net income per share is calculated as follows:

	Three months ended March 31,		Nine months ended March 31,
	2022	2021	2022	2021
Net (loss) income attributable to common shareholders	$(6,457)	$2,233	$(19,148)	$6,738

Basic weighted average number of common shares outstanding	50,727,764	49,334,291	50,153,476	46,962,167
Effect of dilutive securities:
Stock Option	—	388,048	—	347,244
PSU	—	811,160	—	811,160
RSU	—	1,824,042	—	1,824,043
Diluted weighted average number of common shares outstanding(1)	50,727,764	52,357,541	50,153,476	49,944,614

Basic net (loss) income per common share	$(0.13)	$0.05	$(0.38)	$0.15
Diluted net (loss) income per common share(1)	$(0.13)	$0.04	$(0.38)	$0.14
(1)Diluted weighted average number of common shares outstanding excludes 69,136 stock options, 720,945 PSUs, and 1,037,798 RSUs for the three months ended March 31, 2022 and 267,415 stock options, 720,945 PSUs, and 1,695,511 RSUs for the nine months ended March 31, 2022, as their effects are antidilutive.

ABSOLUTE SOFTWARE CORPORATION
Notes to the Interim Condensed Consolidated Financial Statements
(Unaudited)
(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

11.    REVENUE
(a)    Disaggregated revenue
The table below provides a disaggregation of our revenues for the three and nine months ended March 31, 2022:

	Three months ended March 31,		Nine months ended March 31,
	2022	2021	2022	2021
Cloud and subscription services(1)	$49,503	$28,579	$137,519	$82,626
Managed professional services	1,002	1,117	3,010	3,584
	50,505	29,696	140,529	86,210
Software license(2)	173	—	543	—
Professional services	309	90	1,114	180
Other	998	868	2,598	2,616
	$51,985	$30,654	$144,784	$89,006
(1)Cloud and subscription services include revenue derived from cloud services, term-based subscription licenses, and maintenance services.
(2)Software license includes revenue derived from on-premises perpetual software licenses.

(b)    Deferred revenue
The following table provides a reconciliation of deferred revenue for the nine months ended March 31, 2022:

Balance – June 30, 2021	$160,182
Acquired (note 3)	15,487
Billings	163,441
Revenue recognized	(144,784)
Balance – March 31, 2022	194,326
Less: current portion	(122,582)
$71,744
In the nine months ended March 31, 2022, revenue recognized included $77,116,000 (2021 – $67,157,000) that was included in deferred revenue at the beginning of the period. The Company’s deferred revenue is scheduled to be recognized in the years ended June 30, are as follows as at March 31, 2022:

2022	$40,507
2023	95,250
2024	37,310
2025	15,525
2026	4,653
Thereafter	1,081
$194,326

ABSOLUTE SOFTWARE CORPORATION
Notes to the Interim Condensed Consolidated Financial Statements
(Unaudited)
(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

12.    INCOME TAXES
Income tax expense for the three and nine months ended March 31, 2022 and 2021 differ from that calculated by applying statutory rates for the following reasons:

	Three months ended March 31,		Nine months ended March 31,
	2022	2021	2022	2021
(Loss) income before income taxes	$(7,081)	$2,952	$(25,071)	$9,487
Combined Federal and Provincial income tax rate	27.00%	27.00%	27.00%	27.00%
Expected tax (expense) recovery at statutory rate	1,912	(797)	6,769	(2,561)
Permanent differences	(887)	338	(476)	(24)
Foreign income tax effected at lower rates	14	(9)	141	6
Impact on deferred income tax assets of changes in foreign exchange rates	—	6	(15)	85
Income applied to previously unrecognized tax assets	—	1	—	3
Amounts under provided for in prior years	(415)	(258)	(496)	(258)
Income tax recovery (expense)	$624	$(719)	$5,923	$(2,749)

Comprised of:
Current income tax expense	$(83)	$(887)	$(334)	$(3,553)
Deferred income tax recovery	707	168	6,257	804
Income tax recovery (expense)	$624	$(719)	$5,923	$(2,749)

At March 31, 2022, the Company had total deferred tax assets of $35,847 (June 30, 2021 – $31,339) primarily related to deferred revenue balances; Current income tax receivable of $1,857 (June 30, 2021 – $628) primarily related to tax instalments paid, and Current taxes payable of $311 (June 30, 2021 – $20) in other foreign jurisdictions. At March 31, 2022, the Company had total deferred tax liability of $23,488 (June 30, 2021 – $nil) primarily related to deferred tax liability assumed from the acquisition of NetMotion. In the nine months ended March 31, 2022 and 2021, the Company’s current income tax payable is partially offset by estimated investment tax credit (“ITC”) receivable balances. The ITCs were credited against research and development expenses, as the credit is generated by certain eligible scientific research and development expenditures (“SRED”) in Canada.
The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and during the loss carry-forward periods. Management considers the scheduled reversal of deferred tax assets and liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of the deferred tax asset considered realizable could change materially in the near term based on future taxable income during the carry-forward period.
The Company’s operations are conducted in a number of countries with complex tax legislation and regulations pertaining to the Company’s activities. Any reassessment of the Company’s tax filings by the tax authorities could result in material adjustments to net income or loss, deferred tax assets and operating loss carry-forwards.

ABSOLUTE SOFTWARE CORPORATION
Notes to the Interim Condensed Consolidated Financial Statements
(Unaudited)
(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

13.    SUPPLEMENTAL CASH FLOW INFORMATION

	March 31, 2022	June 30, 2021
Cash	$54,807	$126,258
Cash equivalents	13,908	13,908
	$68,715	$140,166

	Three months ended March 31,		Nine months ended March 31,
	2022	2021	2022	2021
Cash paid for income taxes	$60	$35	$528	$1,578
Cash received from income taxes	$205	$—	$206	$1

Non-cash investing and financing activities
Accrued purchases of property and equipment, net	99	51	153	(493)
Right-of-use assets obtained in exchange for lease liabilities	—	—	822	—

14.    FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
(a)Fair value of financial instruments
The carrying value of cash and cash equivalents, accounts receivable, and trade and other payables approximate their fair values due to the short-term nature of these instruments.
As at March 31, 2022, the fair value of the Company’s long-term debt is $272,938,000 and the carrying value is $266,276,000. The fair value of the Company’s long-term debt is measured using Level 2 inputs, based on expected principal and interest payments, discounted using an estimated market borrowing rate.
The fair value of derivative financial instruments are measured using Level 2 inputs, based on forward exchange rates.
(b)Derivative financial instruments
The fair values of derivative financial instruments outstanding are as follows:

	March 31, 2022	June 30, 2021
Derivative assets
Foreign currency forward contracts designated as cash flow hedges	$—	$257

Derivative liabilities
Foreign currency forward contracts designated as cash flow hedges	$21	$—

ABSOLUTE SOFTWARE CORPORATION
Notes to the Interim Condensed Consolidated Financial Statements
(Unaudited)
(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

14.    FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

Forward contracts designated as cash flow hedges
The Company enters into foreign exchange forward contracts to minimize its exposure to foreign exchange rate risks. As at March 31, 2022, the aggregate notional amount of foreign exchange forward contracts was $6,110,000 (June 30, 2021 – $4,632,000), of which notional amount of $5,826,000 (June 30, 2021 – $4,632,000) was designated as cash flow hedges. The maturity dates of these instruments range from April 2022 to June 2022. As at March 31, 2022, the net unrealized loss on forward contracts designated as cash flow hedges was $21,000 (June 30, 2021 – net unrealized gain of $257,000). As at March 31, 2022, the Company estimates that 100% of net unrealized gains/losses on these forward contracts will be reclassified into income (loss) within the next twelve months.
During the nine months ended March 31, 2022, $370 in hedging loss (2021 – gain of $423,000) was recognized in operating expenses. There was $nil (2021 – $nil) reclassified from OCI into income relating to the ineffective portion.

15.    SEGMENTED INFORMATION
(a)Operating Segments
The Company and its subsidiaries operate primarily in one principal business, that being development, marketing, and support of management and data security solutions for endpoint computing devices.
(b)Entity wide disclosures
Geographic revenue information is based on the location of the customer invoiced. Long-lived assets include non-current contract acquisition assets, property and equipment, right-of-use assets, intangible assets, goodwill, and other non-current assets.

	Three months ended March 31,		Nine months ended March 31,
	2022	2021	2022	2021
Revenue
United States	$39,630	$25,592	$112,459	$74,602
Rest of world	11,486	4,654	29,686	12,945
Canada	869	408	2,639	1,459
	$51,985	$30,654	$144,784	$89,006

	March 31, 2022	June 30, 2021
Non-current assets
Canada	$8,894	$10,875
United States and rest of world	370,713	11,092
	$379,607	$21,967

ABSOLUTE SOFTWARE CORPORATION
Notes to the Interim Condensed Consolidated Financial Statements
(Unaudited)
(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

16.    CONTINGENCIES
Due to the nature of the Company’s business, products, and patent portfolio, the Company is involved in assertions and claims as both the initiating party and, from time to time, as a respondent to such claims. The Company believes that any such claims currently existing are without merit and intends to vigorously defend any such assertions. At this time, there are no new legal matters which are believed to be material to the Company’s financial performance, liquidity, or financial condition.

17.    SUBSEQUENT EVENTS
(a)Quarterly dividend
On April 20, 2022, the Company declared a quarterly dividend of CAD$0.08 per share on its common shares, payable in cash on May 25, 2022 to shareholders of record at the close of business on May 12, 2022.